UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Qualtrics International Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

747601201

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Kenneth Wallach, Esq.

Hui Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

February 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747601201	Page 2 of 11

1.	Names of Reporting Persons. SLP Quartz Aggregator, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,518,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,518,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class A Common Stock beneficially owned represent 3.9% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 3 of 11

1.	Names of Reporting Persons. SLP VI Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,518,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,518,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 3.9% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 4 of 11

1.	Names of Reporting Persons. Silver Lake Partners VI DE (AIV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,659,779
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,659,779

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,659,779
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act). Shares of Class A Common Stock beneficially owned represent less than 0.3% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 5 of 11

1.	Names of Reporting Persons. Silver Lake Technology Investors VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 132,638
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 132,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,638
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent less than 0.1% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 6 of 11

1.	Names of Reporting Persons. Silver Lake Technology Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,310,901
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,310,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,310,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.3% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 7 of 11

1.	Names of Reporting Persons. SLTA VI (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,310,901
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,310,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,310,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.3% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 8 of 11

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,310,901
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,310,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,310,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.3% of the total common stock of the Issuer. See Item 5.

This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on February 11, 2021, as amended by Amendment No. 1 to Schedule 13D filed on May 24, 2021 (as amended, the “Schedule 13D”) relating to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) of Qualtrics International Inc., a Delaware corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The additional 1,574,827 shares of Class A Common Stock purchased since the date of the filing of Amendment No. 1 to Schedule 13D were purchased by SLP VI and SLTI VI for an aggregate purchase price of $45,169,588 and $3,609,657 (excluding commissions), respectively. The source of funds for such transactions was funds available to SLP VI and SLTI VI, respectively, including capital contributions from their respective investors, and in the case of shares purchased by SLP VI, for cash management purposes in advance of a capital call, short-term borrowings under an existing revolving credit facility, which amounts are expected to be repaid upon the funding of capital contributions from its investors.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 24,310,901 shares of Class A Common Stock, or 16.5% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which reflects 1,659,779 shares of Class A Common Stock held by SLP VI, 132,638 shares of Class A Common Stock held by SLTI VI and 22,518,484 shares of Class A Common Stock held by SLP Quartz. The shares of Class A Common Stock beneficially owned represent approximately 4.3% of the total common stock of the Issuer (“Company Common Stock”), representing approximately 0.6% of the total voting power of Company Common Stock outstanding.

Calculations of beneficial ownership and voting power described herein are based on 147,309,254 shares of Class A Common Stock and 423,170,610 shares of Class B common stock of the Issuer outstanding as of December 31, 2021, as set forth in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on January 3, 2022.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A filed with the Schedule 13D filed by the Reporting Persons on February 11, 2021 and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in Annex B attached to this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock during the past 60 days.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2022

SLP Quartz Aggregator, L.P.
By:	SLP VI Aggregator GP, L.L.C. its general partner
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP VI Aggregator GP, L.L.C.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Partners VI DE (AIV), L.P.
By:	Silver Lake Technology Associates VI, L.P., its general partner
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Investors VI, L.P.
By:	Silver Lake Technology Associates VI, L.P., its general partner
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates VI, L.P.
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA VI (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex B

Transactions during the past 60 days, all of which were open market purchases of Class A Common Stock.

Date	Number of Shares Acquired	Weighted Avg. Price Per Share	Price Range Per Share	Purchaser
January 31, 2022	14,871	$28.9836	$28.93 to $29.00	Silver Lake Partners VI DE (AIV), L.P.
January 31, 2022	1,188	$28.9836	$28.93 to $29.00	Silver Lake Technology Investors VI, L.P.
February 1, 2022	18,517	$28.8630	$28.63 to $29.00	Silver Lake Partners VI DE (AIV), L.P.
February 1, 2022	1,480	$28.8630	$28.63 to $29.00	Silver Lake Technology Investors VI, L.P.
February 2, 2022	178,178	$28.6871	$28.14 to $29.00	Silver Lake Partners VI DE (AIV), L.P.
February 2, 2022	14,239	$28.6871	$28.14 to $29.00	Silver Lake Technology Investors VI, L.P.
February 3, 2022	175,384	$28.6836	$28.40 to $28.91	Silver Lake Partners VI DE (AIV), L.P.
February 3, 2022	14,016	$28.6836	$28.40 to $28.91	Silver Lake Technology Investors VI, L.P.
February 4, 2022	13,768	$28.7498	$28.42 to $28.98	Silver Lake Partners VI DE (AIV), L.P.
February 4, 2022	1,100	$28.7498	$28.42 to $28.98	Silver Lake Technology Investors VI, L.P.
February 18, 2022	38,848	$28.8224	$28.695 to $29.00	Silver Lake Partners VI DE (AIV), L.P.
February 18, 2022	3,104	$28.8224	$28.695 to $29.00	Silver Lake Technology Investors VI, L.P.
February 22, 2022	80,805	$27.9756	$27.56 to $28.55	Silver Lake Partners VI DE (AIV), L.P.
February 22, 2022	6,458	$27.9756	$27.56 to $28.55	Silver Lake Technology Investors VI, L.P.
February 22, 2022	9,675	$28.6472	$28.56 to $28.74	Silver Lake Partners VI DE (AIV), L.P.
February 22, 2022	773	$28.6472	$28.56 to $28.74	Silver Lake Technology Investors VI, L.P.

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock purchased at each separate price within the price ranges set forth on the table above.